CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04036191

SUPPL

UNDER

PROCESSING
RECEIVED
AUG 1 9 2004

August 3, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

Included with this documentation are the Audited Consolidated Financial Statements of the Company for the year ended May 31, 2004.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
AUG 13 2004
THOMSON
FINANCIAL

dlw 8/12

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for June

TORONTO (July 5, 2004) – CI Fund Management Inc. ("CI") today reported that it had total net sales of $52 million in June 2004.

CI's total fee-earning assets at June 30, 2004, were $65.9 billion, up 7.5% from a month ago and 95% from a year earlier. The monthly increase reflects the addition of approximately $4.2 billion in assets under administration at IQON Financial Management Inc. and Synera Financial Services Inc. CI completed the acquisition of the two firms from Sun Life Financial Inc. in June.

Total net sales included $13 million in net sales at CI Mutual Funds Inc., comprised of net sales of $17 million in long-term funds and net redemptions of $4 million in money market funds. Assante Corporation had total net sales of $39 million.

Total fee-earning assets consisted of managed assets of $49.6 billion and administered assets of $16.3 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $43.4 billion, labour-sponsored funds of $178 million, structured products of $1.1 billion and institutional assets of $5.0 billion. Administered assets included $15.5 billion in assets at Assante and IQON net of assets under management at Assante.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

June marked the first month of CI's fiscal year ending May 31, 2005. CI plans to release its results for the previous quarter and fiscal year on July 14, 2004.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds® **News Release**

CI FUND MANAGEMENT INC. JUNE 30, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$371	$354	$17
CI money market	58	62	-4
TOTAL CI Funds	$429	$416	$13
TOTAL Assante Funds	$111	$72	$39
TOTAL CI	$540	$488	$52

FEE-EARNING ASSETS	May 31/04 (millions)	June 30/04 (millions)	% Change
CI mutual/segregated funds	$35,075	$35,306	0.7
Assante funds	8,069	8,106	0.5
	$43,144	$43,412	0.6
Managed labour-sponsored funds	180	178	-1.1
Structured products	1,080	1,080	0.0
TOTAL Retail Managed Assets	$44,404	$44,670	0.6
Managed institutional	4,907	4,957	1.0
TOTAL Managed Assets	$49,311	$49,627	0.6
CI administered assets	753	750	-0.4
Assante/IQON assets under administration (net of Assante funds)	11,281	15,540	37.8
TOTAL FEE-EARNING ASSETS	$61,345	$65,917	7.5

AVERAGE RETAIL MANAGED ASSETS	May 31/04 (millions)	June 30/04 (millions)	% Change
Monthly	$44,049	$44,589	1.2
Quarter-to-date	$44,368	$44,589	0.5
Fiscal year-to-date	$37,236	$44,589	19.7

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,200,951	Bank debt	$294
In-the-money options	9,674,199	In-the-money option liability (net of tax)	33
Percentage of all options	100%	Cash & marketable securities	79
All options % of shares	3.3%	Net Debt Outstanding	$248
Dividend yield @ $16.10	3.1%	Terminal redemption value of funds (est)	$815
Shares repurchased during month	0		
Average repurchase price	n/a		

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer
and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds to merge 15 mutual funds, reorganize others

TORONTO (July 5, 2004) – CI Mutual Funds Inc. ("CI") today announced a proposal to merge 15 mutual funds, continuing the process of streamlining its lineup while maintaining the industry's broadest selection of investment funds. The mergers are subject to securityholder and regulatory approval.

"We are continuing to reduce the duplication within CI's lineup resulting from our successful acquisition of other fund companies," said Peter W. Anderson, President and Chief Executive Officer. "Investors will benefit from funds that are larger and more efficient, while CI simplifies its lineup – creating a wide selection of strong funds with distinct mandates."

Most of the funds being merged (the "terminating funds") have similar investment mandates and the same portfolio manager as the funds into which they are being merged (the "continuing funds").

In conjunction with the fund mergers, CI is proposing to amalgamate Synergy Global Fund Inc. into CI Sector Fund Limited. These are "corporate class" structures, which allow investors to switch between fund classes without triggering a disposition for tax purposes. There is no disposition until shareholders redeem from the overall corporate class structure – giving investors more control over when they trigger taxable capital gains.

The amalgamation means that Synergy Global Momentum Class and Synergy Global Style Management Class will be converted to Synergy Global Momentum Sector Fund and Synergy Global Style Management Sector Fund, respectively. Meanwhile, the other five fund classes within Synergy Global Fund Inc. are to be merged into funds that are currently part of CI Sector Fund Limited. For example, CI has proposed merging Synergy Global Value Class into CI Global Value Sector Fund.

"Investors in Synergy Global Fund Inc. will have a much wider choice of funds and more flexibility within CI Sector Fund Limited, which offers more than 40 fund classes," Mr. Anderson said. "Meanwhile, investors in CI Sector Fund will now have access to other funds managed by our Synergy Funds Group."

After the mergers, CI will have two separate corporate class structures: CI Sector Fund Limited, which is eligible for registered plans as foreign content, and Synergy Canadian Fund Inc., which is 100% eligible for registered plans.

Under the proposal, the following mergers will take place:

Terminating Fund	Continuing Fund
CI Canadian Equity Fund	CI Canadian Investment Fund
Landmark Global Sector Fund	Synergy Global Momentum Class*
Landmark Global RSP Fund	Synergy Global Momentum RSP Fund
CI TACTONICS Fund	Synergy Global Momentum Class*
CI TACTONICS RSP Fund	Synergy Global Momentum RSP Fund
Landmark Canadian Fund	Synergy Canadian Momentum Class
Synergy Global Value Class	CI Global Value Sector Fund
Synergy Global Value RSP Fund	CI Global Value RSP Fund
Synergy American Growth Class	CI Value Trust Sector Fund
Synergy American Growth RSP Fund	CI Value Trust RSP Fund
Synergy Global Growth Class	CI Global Sector Fund
Synergy Global Growth RSP Fund	CI Global RSP Fund
Synergy European Momentum Class	CI European Sector Fund
Synergy European Momentum RSP Fund	CI European RSP Fund
Synergy Global Short-Term Income Class	CI Global Bond Sector Fund

** To be converted into Synergy Global Momentum Sector Fund*

Special meetings will be held in Toronto on or about September 2, 2004, at which investors in the terminating funds will vote on the merger proposals and shareholders in Synergy Global Fund Inc. will vote on the proposal to amalgamate it with CI Sector Fund Limited. If approved, the changes will take effect on or about September 3, 2004.

The merger proposal concerns one fund within CI's Insight Program, a customized asset allocation program. Under the proposal, Insight units of Landmark Canadian Fund will become the Insight series of Synergy Canadian Momentum Class. The proposed mergers will also result in changes to the underlying funds of two Sun*Wise* Segregated Funds, Sun*Wise* CI TACTONICS Fund and Sun*Wise* CI Canadian Equity Fund.

As a result of the mergers, CI is proposing that Landmark Canadian Sector Fund change its underlying fund to Synergy Canadian Momentum Class, and that Synergy Global Momentum RSP Fund and Synergy Global Style Management RSP Fund change their underlying funds to Synergy Global Momentum Sector Fund and Synergy Global Style Management Sector Fund, respectively. Investors in those funds will have the opportunity to vote on those proposals at special meetings in Toronto on or about September 2, 2004.

In addition, the following name changes will take place:

- Landmark Canadian Sector Fund will be renamed Synergy Canadian Momentum Sector Fund (effective September 4, 2004).
- Landmark American Fund will be renamed Synergy American Momentum Fund (effective July 25, 2004).

- Landmark American RSP Fund will be renamed Synergy American Momentum RSP Fund (effective July 25, 2004).
- Landmark American Sector Fund will be renamed Synergy American Momentum Sector Fund (effective July 25, 2004).

A number of the changes reflect CI's decision in June 2004 to appoint its in-house Synergy Funds Group as portfolio advisor to the Landmark mutual funds and CI TACTONICS Fund, replacing Webb Capital Management LLP of San Francisco.

In other business relating to the merger proposal, CI will be adjusting the weightings of the underlying funds of CI Canadian Growth Portfolio and CI Canadian Maximum Growth Portfolio. Effective on or about September 2, 2004, the underlying mutual funds and target percentage allocations of the two portfolio funds will be as follows:

Underlying mutual fund	CI Canadian Growth Portfolio	CI Canadian Maximum Growth Portfolio
CI Canadian Bond Fund	10%	0%
Signature Corporate Bond Fund	5%	0%
CI Global Bond Fund	5%	0%
Signature Select Canadian Fund	19%	19%
CI Canadian Investment Fund	16%	17%
Harbour Fund	10%	15%
Synergy Canadian Momentum Class	10%	14%
BPI American Equity Fund	5%	6%
CI American Value Sector Fund	5%	6%
CI American Managers™ Sector Fund	3%	4%
CI American Small Companies Fund	2%	4%
CI International Fund	4%	5%
BPI International Equity Fund	3%	0%
BPI International Equity RSP Fund	0%	5%
CI International Value Fund	3%	5%

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $65.9 billion in fee-earning assets as of June 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
Peter W. Anderson, President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI fusionne 15 fonds communs de placement et en réorganise d'autres

TORONTO (le 5 juillet 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui une proposition pour fusionner 15 fonds communs de placement, poursuivant le processus de rationalisation de sa gamme tout en maintenant la plus importante sélection de fonds de placement de l'industrie. Ces fusions doivent être approuvées par les porteurs de parts et les organismes de réglementation.

«Nous continuons de réduire la duplication que connaît la gamme de CI suite à l'acquisition réussie d'autres sociétés de fonds », a déclaré Peter W. Anderson, président et chef de la direction. « Les investisseurs bénéficieront de fonds plus grands et plus efficaces, alors que CI simplifie sa gamme – créant une vaste sélection de fonds solides ayant des mandats distincts ».

La plupart des fonds fusionnés (les « fonds clôturés ») ont des mandats de placement similaires et les mêmes gestionnaires de portefeuille que les fonds avec lesquels ils sont fusionnés (les « fonds prorogés »).

De concert avec les fusions de fonds, CI propose de fusionner Synergy Global Fund Inc. avec CI Sector Fund Limited. Celles-ci sont des « structures de catégorie d'entreprise », qui permettent aux investisseurs de procéder à des transferts entre les catégories de fonds sans entraîner de disposition présumée aux fins d'impôt. Il n'y a aucune disposition jusqu'au moment où les porteurs de parts rachètent de la structure de catégorie d'entreprise – donnant aux porteurs de titres un plus grand contrôle que lorsqu'ils occasionnent des gains en capital imposables.

La fusion signifie que la Catégorie momentum mondial Synergy et la Catégorie gestion de style mondial deviendront le Fonds secteur momentum mondial Synergy et le Fonds secteur gestion de style mondial Synergy, respectivement. Entre temps, les cinq autres catégories de fonds de Synergy Global Fund Inc. seront fusionnées avec des fonds qui font actuellement partie de CI Sector Fund Limited. Par exemple, CI a proposé de fusionner la Catégorie valeur mondiale Synergy avec le Fonds secteur valeur mondiale CI.

«Les investisseurs de Synergy Global Fund Inc. auront un choix de fonds beaucoup plus vaste et plus de flexibilité dans CI Sector Fund Limited, qui offre plus de 40 catégories de fonds », a déclaré M. Anderson. « Pendant ce temps, les investisseurs du Fonds secteur CI auront maintenant accès à d'autres fonds gérés par notre groupe de Fonds Synergy ».

Après les fusions, CI aura deux structures de catégorie d'entreprise : CI Sector Fund Limited, qui est admissible aux régimes enregistrés comme contenu étranger, et Synergy Canadian Fund Inc., qui est admissible à 100 % aux régimes enregistrés.

Selon la proposition, les fusions suivantes entreront en vigueur :

Fonds clôturé	Fonds prorogé
Fonds d'actions canadiennes CI	Fonds de placements canadiens CI
Fonds secteur mondial Landmark	Catégorie momentum mondial Synergy*
Fonds RER mondial Landmark	Fonds RER momentum mondial Synergy
Fonds TACTONICS CI	Catégorie momentum mondial Synergy*
Fonds RER TACTONICS CI	Fonds RER momentum mondial Synergy
Fonds canadien Landmark	Catégorie momentum canadien Synergy
Catégorie valeur mondiale Synergy	Fonds secteur valeur mondiale CI
Fonds RER valeur mondiale Synergy	Fonds RER de valeur mondiale CI
Catégorie croissance américaine Synergy	Fonds secteur valeur de fiducie CI
Fonds RER croissance américaine Synergy	Fonds RER de valeur de fiducie CI
Catégorie croissance mondiale Synergy	Fonds secteur mondial CI
Fonds RER croissance mondiale Synergy	Fonds RER mondial CI
Catégorie momentum européen Synergy	Fonds secteur européen CI
Fonds RER momentum européen Synergy	Fonds RER européen CI
Catégorie revenu à court terme mondial Synergy	Fonds secteur obligations mondiales CI

** Sera converti comme Fonds secteur momentum mondial Synergy*

Des réunions spéciales se tiendront à Toronto vers le 2 septembre 2004, alors que les investisseurs des fonds clôturés voteront sur les propositions de fusions et les porteurs de parts de Synergy Global Fund Inc. voteront sur la proposition de le fusionner avec CI Sector Fund Limited. Si ils sont approuvés, les changements entreront en vigueur vers le 3 septembre 2004.

La proposition de fusion concerne un fonds du Programme Prestige CI, un programme de répartition d'actif personnalisé. Selon la proposition, les parts Prestige du Fonds canadien Landmark deviendront les séries Prestige de la Catégorie momentum canadien Synergy. Les fusions proposées auront également comme résultats des changements dans les fonds sous-jacents de deux fonds distincts Sun*Wise*, le Fonds TACTONICS CI SunWise et le Fonds d'actions canadiennes CI SunWise.

En conséquence des fusions, CI propose que le Fonds secteur canadien Landmark change son fonds sous-jacent pour la Catégorie momentum canadien Synergy, et que le Fonds RER momentum mondial Synergy et le Fonds RER gestion de style mondial Synergy changent leurs fonds sous-jacent pour le Fonds secteur momentum mondial Synergy et le Fonds secteur gestion de style mondial Synergy, respectivement. Les investisseurs de ces fonds auront l'occasion de voter sur ces propositions lors de réunions spéciales qui auront lieu à Toronto vers le 2 septembre 2004.

En outre, les noms suivants entreront en vigueur:

- Le Fonds secteur canadien Landmark sera renommé le Fonds secteur momentum canadien Synergy (à compter du 4 septembre 2004).
- Le Fonds américain Landmark sera renommé le Fonds momentum américain Synergy (à compter du 25 juillet 2004).
- Le Fonds RER américain Landmark sera renommé le Fonds RER momentum américain Synergy (à compter du 25 juillet 2004).
- Le Fonds secteur américain Landmark sera renommé le Fonds secteur momentum américain Synergy (à compter du 25 juillet 2004).

Un certain nombre de changements reflètent la décision de CI (prise en juin 2004) de nommer son groupe interne de Fonds Synergy gestionnaire de portefeuille des fonds communs de placement Landmark et du Fonds TACTONICS Fund, remplaçant Webb Capital Management LLP de San Francisco.

Toujours concernant les activités liées aux propositions de fusions, CI ajustera les pondérations des fonds sous-jacents du Portefeuille canadien de croissance CI et du Portefeuille canadien de croissance maximale CI. À compter du 2 septembre 2004, ou aux environs de cette date, les fonds communs sous-jacents et les pourcentages cibles de répartition des deux fonds Portefeuilles changeront, tel que décrit ci-dessous :

Fonds communs de placement sous-jacent	**Portefeuille canadien de croissance CI**	**Portefeuille canadien de croissance maximale CI**
Fonds obligations canadiennes CI	10 %	0 %
Fonds d'obligations de sociétés Signature	5 %	0 %
Fonds d'obligations mondiales CI	5 %	0 %
Fonds canadien sélect Signature	19 %	19 %
Fonds de placements canadiens CI	16 %	17 %
Fonds Harbour	10 %	15 %
Catégorie momentum canadien Synergy	10 %	14 %
Fonds d'actions américaines BPI	5 %	6 %
Fonds secteur valeur américaine CI	5 %	6 %
Fonds secteur gestionnaires américains CI	3 %	4 %
Fonds américain de petites sociétés CI	2 %	4 %
Fonds international CI	4 %	5 %
Fonds d'actions internationales BPI	3 %	0 %
Fonds RER d'actions internationales BPI	0 %	5 %
Fonds de valeur internationale CI	3 %	5 %

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), qui est une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 65,9 milliards de dollars au 30 juin 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à l'adresse : www.cifunds.com

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, July 20, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending July 31, 2004 of $0.0625 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.1510 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\july04\rel-skylon-globalii.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.1510 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\evh\funds\skylon\distributions\july04\rel-skylon-global.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.1875 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

The Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN FOR IMMEDIATE RELEASE

Convertible & Yield Advantage Trust Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.1458 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\july04\rel-skylon-convert.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.15625 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending July 31, 2004

Toronto, July 20, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending July 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	July 30, 2004	August 13, 2004
Series B units	US$0.0417 per unit	July 30, 2004	August 13, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN | FOR IMMEDIATE RELEASE

Skylon Growth & Income Trust Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.05833 per Unit payable on August 13, 2004 to Unitholders of record as at July 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvh\funds\skylon\distributions\july04\rel-skylon-growth.doc

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending July 31, 2004

Toronto, July 20, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending July 31, 2004 of $0.0666 per unit payable on August 13, 2004 to unitholders of record as at July 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces portfolio management change to European funds

TORONTO (July 27, 2004) – CI Mutual Funds Inc. ("CI") today announced that Trilogy Advisors, LLC has been named portfolio advisor to CI European Fund and CI European Sector Fund, effective August 1, 2004.

The change indirectly affects CI European RSP Fund and two segregated funds, Clarica MVP European Growth Fund and Clarica SF CI European Fund. Trilogy, which is led by Chief Investment Officer William Sterling, replaces Trident Investment Management, LLC.

Greg Gigliotti, President and Senior Portfolio Manager at Trilogy, has been named lead portfolio manager of the funds, which have a total of approximately $136 million in assets. Trilogy manages approximately $5 billion on behalf of CI in global portfolios such as CI Global Fund.

"Investors in the funds will benefit from Trilogy Advisors' strong global research capabilities," said Peter W. Anderson, CI President and Chief Executive Officer. "Greg Gigliotti is an experienced manager backed by global strategist Bill Sterling and a team of seasoned stock pickers and analysts.

"Meanwhile, this change allows Trident to focus on its other mandates, including its emerging markets portfolios and its hedge fund."

Since joining Trilogy in July 2002, Mr. Gigliotti has become co-manager of CI Global Fund, CI International Balanced Fund and CI Global Boomernomics Sector Fund. Mr. Gigliotti's experience includes positions at Goldman Sachs Asset Management, where he co-managed $7 billion US in mutual funds and institutional accounts, and at the Mutual Series Funds, where he was a primary contributor to the launching and management of the Mutual European Fund and Mutual Discovery Fund.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $65.9 billion in fee-earning assets as of June 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

82-4994

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements dans la gestion de portefeuille des fonds européens

TORONTO (Le 27 juillet 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'à compter du 1er août 2004, Trilogy Advisors, LLC sera le conseiller de portefeuille du Fonds européen CI et du Fonds secteur européen CI.

Le changement touche indirectement le Fonds RER européen CI et deux fonds distincts, le PDG – Fonds de titres de croissance européens Clarica et le Fonds européen CI Clarica FD. Trilogy, qui est dirigé par le directeur des placements William Sterling, remplace Trident Investment Management, LLC.

Greg Gigliotti, président et gestionnaire de portefeuille principal à Trilogy, a été nommé gestionnaire de portefeuille principal des fonds, qui ont un actif total d'environ 136 millions de dollars. Trilogy gère environ 5 milliards de dollars au nom de CI dans les portefeuilles mondiaux tel que le Fonds mondial CI.

« Les investisseurs des fonds profiteront des solides capacités de recherche de Trilogy Advisors », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Greg Gigliotti est un gestionnaire d'expérience supporté par le stratège mondial Bill Sterling et une équipe chevronnée de sélectionneurs de titres et d'analystes ».

« Entre-temps, ce changement permet à Trident de se concentrer sur ses autres mandats, y compris ses portefeuilles de marchés émergents et ses fonds de couverture ».

Depuis qu'il s'est joint à Trilogy en juillet 2002, M. Gigliotti est devenu le co-gestionnaire du Fonds mondial CI, du Fonds équilibré international CI et du Fonds secteur économie démographique mondiale CI. Le parcours de M. Gigliotti comprend des postes à Goldman Sachs Asset Management, où il a co-géré 7 milliards de dollars US en fonds communs de placement et comptes institutionnels, et à Mutual Series Funds, où il a été l'un des principaux responsables du lancement et de la gestion du Fonds européen Mutual et du Fonds Découverte Mutual.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), qui est une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 65,9 milliards de dollars au 30 juin 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à l'adresse : www.cifunds.com

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145